UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-04879

NOTIFICATION OF LATE FILING	CUSIP NUMBER
253651103

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: December 31, 2021
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________________________________________________________

PART 1 -- REGISTRANT INFORMATION

Diebold Nixdorf, Incorporated
Full Name of Registrant

Former Name if Applicable

50 Executive Parkway, P.O. Box 2520
Address of Principal Executive Office (Street and Number)

Hudson, Ohio, 44236
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of December 31, 2021, the Company was in compliance with all covenants under its debt agreements. The Company is presently engaged in discussions with lenders under its credit agreement regarding an amendment to its total net leverage ratio covenant for certain periods ending on or after March 31, 2022. The sought amendment would provide the Company with additional financial flexibility pending an anticipated refinancing later in 2022. This flexibility would be used for the normalization of working capital and the management of longer lead times in the global supply chain. The process of obtaining an amendment will impact the Company’s disclosures in the Form 10-K. Therefore, the Company will be unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort and expense. The Company currently anticipates obtaining such amendment and filing its Form 10-K within the time period proscribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934 after the amendment process has concluded, whether or not successful.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Jeffrey Rutherford	(330)	490-4000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diebold Nixdorf, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	March 2, 2022	By	/s/ Jeffrey Rutherford
Jeffrey Rutherford
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)